VIA FACSIMILE AND U.S. MAIL

                                                     May 25, 2005

Tony M. Shelby
Executive Vice President of Finance and Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q for the period ended March 31, 2005
      File No. 1-07677

Dear Mr. Shelby:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 34

2. Please discuss the business reasons for the changes between periods in the gross profit and operating income (loss) of each of your segments discussed in Note 18 of your financial statements, along with the amounts shown in the general corporate expenses and other business operations, net line item. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like.
See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04 and 501.06.

Item 9A - Controls and Procedures, page 44

3. Your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures do not contain material weaknesses. We remind you that Item 307 of Regulation S-K requires you to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please file an amendment to your Form
10-K to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004.

4. Disclosure controls and procedures are now defined in Exchange
Act
Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please refer to the appropriate locations for the definitions.

5. Please disclose any changes in your internal controls over financial reporting during the quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Financial Statements

Balance Sheets, page F-3

6. Please present your goodwill and your intangible assets as separate line items on your balance sheet.  See paragraphs 42 and
43
of SFAS 142.



Statements of Income, page F-5

7. Please separately present on your income statements or disclose in a note to the financial statements the components and related amounts included in the other income (expense), net line item for each period your statement of operations is presented. See Rules 5-
03(7) and (9) of Regulation S-X.

Statements of Shareholders` Equity, page F-6

8. Please disclose the accumulated balances for each classification of accumulated other comprehensive income (loss) on the face of the balance sheet or in a footnote to the financial statements as required by paragraph 26 of SFAS 130.

9. Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive income. See paragraphs 20 and
25 of SFAS 130.

Statement of Cash Flows, page F-7

10. You indicated on page 36 of your MD&A that other income for
2004
includes a gain of $2.1 million from the sale of non-operating assets by a non-ThermaClime subsidiary. Please clarify where this gain of
$2.1 million is located on your statement of cash flows for the year ended December 31, 2004. In your statement of cash flows, you also indicate that you had gains of $340,000 on sales of property and equipment. Given the guidance of paragraph 45 of SFAS 144, please tell us how you determined your income statement classification of the $2.1 million and $340,000 gains is appropriate.

11. Please explain to us how your netting of cash flows related to drafts payable and revolving debt facilities meets the requirements of paragraph 13 of SFAS 95. Otherwise, please present the gross changes in drafts payable and revolving debt facilities.

12. Please disclose the facts and circumstances leading to the impairment of $737,000 in accordance with paragraph 26 of SFAS 144.
Given the guidance of paragraph 25 of SFAS 144, please tell us how you determined it was appropriate to not include the impairment expense in operating income.








Note 2 - Summary of Significant Accounting Policies, page F-9

13. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Please
tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

14. In your critical accounting policies, you indicate that you may be required to continue to operate equipment relating to discharge water, the cost and timing of which is presently unknown. Please tell us more about these retirement obligations including the following:
* Nature of these retirement obligations,
* How you determined that these obligations have an indeterminate life, and
* When you expect to initially recognize a liability.
		See paragraphs A14 and A16 of SFAS 143.

Inventories, page F-10

15. In your Form 10-K for the year ended December 31, 2003, you indicated that you had approximately $7.1 million of inventory with costs being determined using the LIFO method. Please tell us whether this inventory still exists at December 31, 2004 as well what method you are using to determine the cost of this inventory. If you continue to use the LIFO method, please provide the disclosures required by Rule 5-03(6) of Regulation S-X. If you have changed the method used to determine the cost of this inventory, please tell us how you are in compliance with the requirements of APB 20.

Shipping and Handling Costs, page F-14

16. You indicate that the Chemical business records its shipping costs in net sales. Please clarify your disclosure to state whether these shipping costs represent amounts billed to customers. If not, please tell us how your classification of these amounts complies with
EITF 00-10.


Raw Materials Price Risk Management, page F-14

17. Please disclose how you account for exchange-traded futures including where mark-to-market adjustments are recorded in your financial statements and the accounting literature used to determine the appropriate accounting.

Recently Issued Pronouncements, page F-16

18. Please tell us more about your accounting of the agreements with
MultiClima.  Specifically address the following:
* Tell us the specific facts and circumstances that led you to conclude that the note receivable was not collectible during the quarter ended September 30, 2004;
* Tell us how you determined you no longer had a variable interest in this entity at July 1, 2004 in accordance with FIN 46; and
* Tell us the terms of the option to acquire 100% of MultiClima`s outstanding stock as well as how you account for this option. Please refer to the accounting literature used to determine the appropriate accounting.

Note 5 - Property, Plant & Equipment, page F-19

19. The range of useful lives for your machinery, equipment and automotive of 3 to 25 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Note 6 - Long-term Debt, page F-20

20. Please explain how you accounted for the debt restructuring that
resulted in a gain on extinguishment of $4.4 million.   Refer to
the
accounting literature that supports your accounting. If you accounted for this transaction as a troubled debt restructuring, please tell us how you qualified for troubled debt restructuring under SFAS 15.

Note 9 - Commitments and Contingencies, page F-34

21. For each matter listed, please provide the disclosures required by paragraphs 9 and 10 of SFAS 5. Specifically, if it is reasonably possible that a loss or an additional loss may have been incurred in excess of amounts accrued, please estimate the additional possible loss or range of loss or state that such an estimate cannot be made.





Note 13 - Deferred Compensation and Employee Benefit Plans, page
F-48

22. Please disclose the nature and terms of your life insurance policies, including the cash surrender values as of each balance sheet date and any gains or losses recorded in your statements of operations during each period presented. Please also disclose the statement of cash flow line item(s) that you include life insurance payments in and the related amounts included in each line item for each period presented. Please also disclose when you include amounts in each line item, such as increases in the cash value of the life insurance. Please tell us how you considered paragraph .13 of
Section 1300.13 to the AICPA Technical Practice Aids in reaching the classification conclusions you did.

Note 18 - Segment Information, page F-51

23. Please disclose and quantify the components of the general corporate expense and other business operations line item for all periods presented. Please also disclose what identifiable assets are included in the Corporate assets and other line item of your identifiable assets section as of each balance sheet date. Refer to paragraphs 31 and 32 of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

24. Please address the comments above in your interim filings as well.

Statements of operations, page 4

25. You indicated in MD&A that other income for the first quarter of
2005 includes a gain of $0.4 million from the sale of non-operating corporate assets. Given the guidance of paragraph 45 of SFAS 144, please tell us how you determined it was appropriate to not include this gain in operating income.

26. Please tell us more about the $1.1 million gain recorded as other income for proceeds receivable from certain key life insurance policies in excess of the present value of your obligations. Tell us how you determined it was appropriate to record this gain during the quarter ended March 31, 2005 as well as how you determined it was appropriate to not include this gain in operating income. Please refer to the accounting literature used to determine the appropriate accounting.






Note 4 - Long-Term Debt, page 9

27. Please disclose how you account for the interest rate cap which sets a maximum three- month LIBOR base rate of 4.59% on $30 million and mature on March 29, 2009. Please refer to the accounting literature used to determine the appropriate accounting and provide any corresponding disclosures.

Note 5 - Contingencies, page 16

28. You indicated that you established a liability of $358,000 for estimated investigation and remediation costs. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please disclose the changes in facts and circumstances that occurred from December 31, 2004 to March 31, 2005 that resulted in the increase of $225,000 in your investigation and remediation costs related to the nitric contaminates at your El Dorado facility. Please also provide the additional disclosures called for by SAB Topic 5:Y for all environmental matters.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Tony M. Shelby
May 25, 2005
Page 1 of 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE